March 21, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Anu Dubey

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Credit Suisse Opportunity Funds
Post-Effective Amendment No. 54 to Registration Statement on Form N-1A

Securities Act File No. 33-92982
Investment Company Act File No. 811-9054

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned and Jessica Herlihy on February 14, 2014.  The Amendment contains the prospectus and Statement of Additional Information for the Credit Suisse Volaris Alternative Equity Fund (the “Fund”), a series of the Registrant.

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Prospectus

Comment No. 1:	Please submit the completed fee table and example to the Staff via e-mail.

Response:	The completed fee table and example were submitted to the Staff via e-mail on March 21, 2014.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Comment No. 2:                                                     In the fee table, please disclose the amount of the limited deferred sales charge on Class A shares and indicate by footnote that such sales charge may be “None” under certain circumstances.

Response:                                                                                        The Registrant respectfully declines to take this comment, as it believes the current disclosure in footnote (1) to the fee table regarding the limited deferred sales charge is informative of the existence of such sales charge.

Comment No. 3:                                                     In the third line item of the fee table, please consider deleting the parenthetical indicating that the maximum sales charge on reinvested distributions is as a percentage of offering price, since there is no sales charge on reinvested distributions.

Response:                                                                                        The requested deletion has been made.

Comment No. 4:                                                     Please confirm that both Class A and Class C of the Fund are subject to a distribution fee.  Otherwise, please revise the “Distribution and service (12b-1) fee” line item in the fee table to state “Distribution and/or service (12b-1) fee.”

Response:                                                                                        Both Class A and Class C of the Fund are subject to a distribution fee.

Comment No. 5:                                                     Please confirm supplementally that the fee table will include a line item for short sale dividend expenses, if appropriate.

Response:                                                                                        The Fund does not intend to engage in short sales of equities, and therefore does not anticipate incurring any short sale dividend expenses.

Comment No. 6:                                                     Please confirm supplementally that the expense limitation agreement will be in place for at least one year from the date of the prospectus and please file the agreement as an exhibit to the next filing for the Fund.

Response:                                                                                        The Registrant confirms that the expense limitation agreement will be in place for at least one year from the date of the prospectus and will file the agreement as an exhibit to its next filing relating to the Fund.

Comment No. 7:                                                     Please confirm supplementally who can terminate the agreement and under what circumstances.

Response:                                                                                        The Registrant confirms that no party can terminate the agreement prior to the date listed in the footnote.

Comment No. 8:                                                     In the second paragraph of the Example, please add the phrase “Although your actual costs may be higher or lower,” before the sentence “Based on these assumptions, your costs would be:”.

Response:                                                                                        The requested revision has been made.

Comment No. 9:                                                     Given the Fund’s name, please disclose that the Fund has a policy to invest at least 80% of its assets in alternative equities, as required by Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:                                                                                        Among other things, Rule 35d-1 under the 1940 Act requires a fund to invest, under normal circumstances, at least 80% of the value of its net assets, plus any borrowings for investment purposes, in the particular type of investments suggested by its name.  The Registrant submits that there is no type of investment classified as an “alternative equity,” and accordingly, the Fund’s name does not suggest that it invests in “alternative equities.”  The term “alternative” in the Fund’s name is intended to indicate that the Fund follows investment strategies different than traditional equity funds.  These alternative investment strategies consist of the Fund’s options overlay strategies, which are described in the prospectus.

The Registrant acknowledges, however, that the term “equity” in the Fund’s name does suggest that the Fund invests in equities.  To that end, the Fund intends to seek to gain long exposure to the S&P 500 Index in an amount approximately equal to its net assets, as disclosed in the Fund’s prospectus.  The Registrant believes that such policy is more appropriate than an 80% policy for the Fund, given that the Fund’s exposure to equities will be obtained primarily through investment in options.  However, to address the Staff’s comment, the Fund has adopted the following investment policy:

“Under normal circumstances, the fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in stocks, ETFs, options and futures that provide exposure to the performance of the S&P 500 Index and in fixed income securities that serve as margin or collateral for the options and futures positions.”

The Registrant has added disclosure of the Fund’s 80% policy to the Principal Investment Strategies section.

Comment No. 10:                                              As per footnote 13 to release adopting Rule 35d-1 under the 1940 Act, the Fund may include a synthetic instrument in its 80% basket if the synthetic instrument has economic characteristics similar to equity securities.  Please explain how the derivatives in which the Fund intends to invest have characteristics similar to equity securities.  Please also explain how such derivatives will be valued for purposes of the Fund’s 80% policy.

Response:                                                                                        The options and futures in which the Fund intends to invest are linked to the price of equity securities and the value of such options and futures is dependent on the price of the equity securities underlying them.  The Fund will value such options and futures on a marked-to-market basis for purposes of its 80% policy.

Comment No. 11:                                              Please consider whether the third and fourth paragraphs under “Principal Investment Strategies” are in plain English.

Response:                                                                                        The Registrant believes that the above-referenced paragraphs are in plain English.

Comment No. 12:                                              The Principal Investment Strategies section states that the Fund may enter into options and option spread transactions on, among other things, commodities, currencies and fixed income securities.  Please add risk factors for such types of investments.

Response:                                                                                        The Registrant has added a risk factor disclosing commodity exposure risk and currency risk.  The prospectus currently includes risk disclosure relating to fixed income securities.

Comment No. 13:                                              Please confirm that the Fund will comply with guidelines established by the SEC with respect to asset coverage for certain derivative transactions.

Response:                                                                                        As disclosed in the Statement of Additional Information, the Fund will comply with guidelines established by the SEC with respect to asset coverage for certain derivative transactions.

Comment No. 14:                                              In the last paragraph under the Principal Investment Strategies section, please disclose the Fund’s maturity and credit quality policies with respect to its fixed income securities holdings, if any.

Response:                                                                                        The Fund does not have any specific maturity or credit quality policy with respect to its fixed income securities holdings.

Comment No. 15:                                              Please add “Futures Risk” as a principal risk.

Response:                                                                                        The Fund has moved “Futures Risk” from the non-principal risks section to the principal risks section.

Comment No. 16:                                              The prospectus states that a team is responsible for the day-to-day management of the Fund.  Please confirm that all members of the team are listed as portfolio managers in the prospectus.

Response:                                                                                        Vivek Kapoor and Timothy Knowles, each of which is a member of the Credit Suisse Volaris Investment Team, are the lead portfolio managers for the Fund and primarily responsible for the day-to-day management of the Fund’s portfolio.  To reflect this, the Registrant has revised the disclosure as follows:

“Members of the Credit Suisse Volaris Investment Team are responsible for the day-to-day portfolio management of the fund.  Vivek Kapoor and Timothy Knowles, each a Director of Credit Suisse, are the lead portfolio managers of the fund.  Each of Mr. Kapoor and Mr. Knowles has been a portfolio manager of the fund since inception.”

Comment No. 17:                                              Please consider whether any of the disclosure in the section entitled “The Fund in Detail — Goals and Strategies” is repetitive of the disclosure included in the Principal Investment Strategies section of the Summary, and therefore can be removed.

Response:                                                                                        The Registrant has considered the Staff’s comment, but determined to maintain the disclosure in the section entitled “The Fund in Detail — Goals and Strategies.”

Comment No. 18:                                              Please disclose in the section entitled “The Fund in Detail — Goals and Strategies” that the Fund can take temporary defensive positions.

Response:                                                                                        The requested disclosure has been added.

Comment No. 19:                                              Please disclose any advance notice to be given to shareholders in the event of a change in the Fund’s investment objective.

Response:                                                                                        The Registrant has not added disclosure regarding any notice to be given in the event of a change in the Fund’s investment objective, as the Fund’s ability to change its investment objective is not subject to any specific notice requirement.

Statement of Additional Information

Comment No. 20:                                              Under “Investment Objective and Policies — Investment Policies and Strategies,” consider distinguishing between principal and non-principal investment strategies.

Response:                                                                                        The Registrant respectfully declines to take this comment and notes that all principal strategies are disclosed in the Fund’s prospectus.

Comment No. 21:                                              The fifth paragraph of the section entitled “Investment Objective and Policies — Investment Policies and Strategies — Swap Agreements — Credit Default Swap Agreements” in the Statement of Additional Information states that the Fund will segregate liquid investments in an amount equal to the aggregate market value of the credit default swaps of which it is the seller marked to market on a daily basis.  Please confirm that the Fund will segregate liquid investments equal to the full notional value of the swap, instead of the marked-to-market value, and revise the disclosure accordingly.

Response:                                                                                        The credit default swaps discussed in the above-referenced disclosure are cash-settled contracts, meaning that no physical delivery is permitted on the settlement date; instead, the parties to the contract must settle with cash.  Since the Fund is only exposed to the net amount owed under a cash-settled contract, the Registrant believes that it is appropriate to segregate liquid investments equal to the marked-to-market value of the contract, rather than the full notional value.  Accordingly, the Registrant respectfully declines to take this comment.

Comment No. 22:                                              The second paragraph of section entitled “Investment Objective and Policies — Investment Policies and Strategies — Asset Coverage for Certain Derivative Transactions” in the Statement of Additional Information states that a call option written by the Fund on an index may require the Fund to own portfolio securities that correlate with the index or to segregate assets equal to the excess of the index value over the exercise price on a current basis.  Please confirm that the Fund will segregate assets or otherwise cover through offsetting transactions an amount equal to the exercise price and any excess of the index value over the exercise price.

Response:                                                                                        The call options discussed in the above-referenced disclosure are cash-settled contracts, meaning that no physical delivery is permitted on the settlement date; instead, the parties to the contract must settle with cash.  Since the Fund is only exposed to the net amount owed under a cash-settled contract, which in the above-referenced example would only be the excess of the index value over the exercise price, the Registrant believes that it is appropriate to segregate assets or otherwise cover through offsetting transactions an amount equal to such excess.  Accordingly, the Registrant respectfully declines to take this comment.

Comment No. 23:                                              Please revise the Fund’s fundamental investment restriction relating to commodities to explain what is intended by “applicable law.”

Response:                                                                                        The Fund intends to be permitted to purchase or sell commodities or commodities contracts to the full extent permitted by applicable law, as such law may change from time to time.  Accordingly, the Registrant respectfully declines to take this comment.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck
Elliot J. Gluck

Enclosures

cc:                                Joanne Doldo, Esq., Credit Suisse Asset Management, LLC